Allianz Life Insurance Company of North America
Erik T. Nelson
Associate General Counsel, Senior Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-7453
erik.nelson@allianzlife.com
www.allianzlife.com
May 1, 2023
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC 20549-8626
Re:	Allianz Life Insurance Company of North America and Allianz Life Variable Account B
    Pre-Effective Amendment No. 1 submitted April 20, 2023, File No. 333-268962 (Index Advantage+)
    Pre-Effective Amendment No. 1 submitted April 20, 2023, File No. 333-268963 (Index Advantage+ NF)
    Pre-Effective Amendment No. 1 submitted April 20, 2023, File No. 333-268826 (Index Advantage+ Income)

On April 20, 2023, the above-referenced Pre-effective amendments were filed to finalize the prospectus, to include financial statements and other final information and responses to comments received from the staff of the Securities and Exchange Commission (“SEC”), and to request effectiveness. The amendments were inadvertently filed with the SEC using the EDGAR tag “485BPOS” instead of “N-4/A” in error, and we are therefore requesting withdrawal of the above mentioned filings pursuant to Rule 477 and request that the final versions, to be filed today using the EDGAR tag N-4/A, be declared effective once the replacement filing submissions are received.

No securities were sold in connection with the amendments for which we request withdrawal.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address or email listed above.

Sincerely,
/s/ Allianz Life Insurance Company of North America (depositor)
/s/ Allianz Life Variable Account B (registrant)
By:   /s/ Erik T. Nelson
Erik T. Nelson
Associate General Counsel, Senior Counsel

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